Filed pursuant to Rule 424(b)(3)
Registration No. 333-239995

FIRST EAGLE CREDIT OPPORTUNITIES FUND (the “Fund”)

Supplement dated November 30, 2021 to the
Fund’s Prospectus and Statement of Additional Information dated April 30, 2021, as supplemented (the “Prospectus” and “Statement of Additional Information”)

At a meeting held on November 17, 2021, the Board of Trustees of the Fund approved a reduction of the 12b-1 distribution and/or service fees of Class A shares of the Fund. This reduction in fees is expected to become effective as of December 1, 2021 (the “Effective Date”).

Currently, Class A shares of the Fund pay fees pursuant to a 12b-1 Distribution Service Plan and Agreement at an annual rate of 0.75% (0.50% for distribution fees and 0.25% for service fees) of the average daily net assets of Class A shares. As of the Effective Date, Class A shares of the Fund will pay Rule 12b-1 fees at an annual rate of 0.25% of the average daily net assets of Class A Shares.

To reflect this change, as of the Effective Date, the “Summary of Fund Expenses” and “Example” Sections on pages 18-19 of the Prospectus are replaced with the following:

Summary of Fund Expenses

The following table illustrates the aggregate fees and expenses (based on average net assets) that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. Because the Fund has a limited operating history, many of these expenses are estimates.

	Class A Shares	Class I Shares
Shareholder Transaction Expenses:
Maximum Sales Charge (Load) on Purchases (as a percentage of public offering price)(1)	3.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or redemption price)(2)	1.00%	None
Repurchase Fee(3)	None	None
Annual Fund Operating Expenses (as a percentage of average net assets attributable to our Common Shares):(4)
Management Fee(5)(6)	1.74%	1.74%
Distribution and/or Service (12b-1) Fees	0.25%	None
Interest Payments on Borrowed Funds(7)	1.56%	1.56%
Other Expenses(8)	1.65%	1.65%
Acquired Fund Fees and Expenses(9)	0.01%	0.01%
Total Annual Fund Operating Expenses	5.21%	4.96%
Fee Waiver and/or Expense Reimbursement(6)(10)	(3.14)%	(3.14)%
Total Annual Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.07%	1.82%

(1)	The Fund continuously offers its Common Shares through FEF Distributors, LLC (the “Distributor”), as principal underwriter, on a best efforts basis. Class A Shares and Class I Shares will be sold on a continuous basis at the Fund’s then current NAV per Share, plus for Class A Shares only, a maximum front-end sales commission of 3.50%. While neither the Fund nor the Distributor impose a front-end sales commission on Class I Shares, if you buy Class I Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.
(2)	Investors that purchase $1,000,000 or more of the Fund’s Class A Shares will not pay any initial sales charge on the purchase. However, unless eligible for a waiver, purchases of $1,000,000 or more of Class A Shares will be subject to an early withdrawal charge of 1.00% if the shares are repurchased during the first 12 months after their purchase. See “Early Withdrawal Charges—Class A Shares.”
(3)	The Fund does not currently charge a repurchase fee. However, in the future the Fund may charge a repurchase fee of up to 2.00%.
(4)	Assumes the Fund raises approximately $75,000,000 in proceeds during the fiscal year resulting in estimated average net assets of approximately $88,000,000.
(5)	The Management Fee paid by the Fund is calculated at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets which includes assets purchased with borrowed money. The table above assumes that the Fund borrows money for investment purposes at an average amount of 28% of its Managed Assets. The Management Fee estimate in the table is greater than 1.25% since it is computed as a percentage of the Fund’s net assets for presentation therein. In addition, if the Fund borrows money in excess of the estimated 28% debt-to Managed Assets ratio, then the Management Fee in relation to its net assets would be higher than the estimate presented in the table. “Managed Assets” means the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes). To derive the annual Management Fee as a percentage of the Fund’s net assets (which are the Fund’s total assets less all of the Fund’s liabilities), the Fund’s estimated average Managed Assets (approximately $122,000,000) were multiplied by the annual Management Fee rate and then divided by the Fund’s estimated average net assets (approximately $88,000,000).
(6)	Effective May 1, 2021, FEIM and FEAC have agreed to waive all management fees and subadvisory fees payable to them under the Management Agreement (defined below) and Subadvisory Agreement (defined below) until April 30, 2022 (the “Management Fee Waiver”). The Management Fee Waiver is not revocable during its term and amounts waived pursuant to the Management Fee Waiver will not be subject to any right of future recoupment in favor of FEIM and FEAC.
(7)	These expenses represent estimated interest payments plus applicable fees the Fund expects to incur in connection with its credit facility during the current fiscal year. See “Principal Risks of the Fund—Leverage Risk.” The amount shown in the table above is based on the assumption that the Fund borrows money for investment purposes at an average amount of 28% of its Managed Assets.
(8)	Other expenses include, but are not limited to, accounting, legal and auditing fees of the Fund, as well as fees payable to the Independent Trustees.
(9)	Acquired Fund Fees and Expenses (“AFFE”) are fees and expenses incurred by the Fund in connection with its investments in other investment companies. Total Annual Operating Expenses shown will not correlate to the Fund’s ratio of expenses to average net assets appearing in the Financial Highlights table, which does not include AFFE.
(10)	FEIM has contractually undertaken to waive and/or reimburse certain fees and expenses of the Fund so that the total annual operating expenses (excluding the Management Fee (because separately waived), interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“annual operating expenses”) of the Class A and Class I shareholders are limited to 0.50% and 0.25%, respectively, of average net assets. This undertaking lasts until April 30, 2022 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed that each of Class A and Class I will repay FEIM for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses (after the repayment is taken into account) to exceed either: (1) 0.50% and 0.25% of the class’ average net assets, respectively; or (2) if applicable, the then-current expense limitations. Any such repayment must be made within three years after the date in which the Fund incurred the fee and/or expense. Additionally, FEIM paid for the Fund’s organizational and offering costs until effectiveness of the Fund’s registration statement and such costs are not being recouped by FEIM.

Example

The following example illustrates the expenses (including any applicable sales charge) that you would pay on a $1,000 investment in the Common Shares. The example also assumes the average annual return is 5% and operating expenses remain the same (except that the fee waiver is taken into account only for the one-year expense example).(1)

	1 Year	3 Years	5 Years	10 Years
Class A Shares	$55	$159	$261	$517
Class I Shares	$18	$121	$223	$480
(1)

The example above should not be considered a representation of future expenses and actual expenses may be greater or less than those shown. The example assumes that the estimated Interest Payments on Borrowed Funds and Other Expenses set forth in the Annual Fund Operating Expenses table are accurate, that the Total Annual Fund Operating Expenses (as described above) remain the same for all time periods shown and that all dividends and distributions are reinvested at NAV. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. Class I Shares are offered for investment through certain financial firms that charge their customers transaction or other fees with respect to their customers’ investments in the Fund and such fees are not reflected in the example.

In addition, as of the Effective Date, the second paragraph under “Plan of Distribution—Class A Distribution and Servicing Plan” on page 52 of the Prospectus is replaced with the following:

The maximum annual rates at which the distribution and/or service fees may be paid under the Distribution and Servicing Plan is 0.25% for Class A Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A Shares).

In addition, as of the Effective Date, footnote (b) to the Offering Price table on the cover page of the Prospectus is replaced with the following:

FEIM has contractually undertaken to waive and/or reimburse certain fees and expenses of the Fund so that the total annual operating expenses (excluding management fees (because separately waived),

interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“annual operating expenses”) of the Class A and Class I shareholders are limited to 0.50% and 0.25%, respectively, of average net assets. This undertaking lasts until April 30, 2022 and may not be terminated during its term without the consent of the Board of Trustees. The Fund has agreed to repay FEIM for fees and expenses waived or reimbursed for the class provided that repayment does not cause annual operating expenses to exceed 0.50% and 0.25% of the class’ average net assets, or such other lower amount as may be in place at the time of repayment. Any such repayment must be made within three years after the date in which the Fund incurred the fee and/or expense. Effective May 1, 2021, FEIM and FEAC have agreed to waive all management fees and subadvisory fees payable to them under the Management Agreement (defined below) and Subadvisory Agreement (defined below) until April 30, 2022 (the "Management Fee Waiver"). The Management Fee Waiver is not revocable during its term and amounts waived pursuant to the Management Fee Waiver will not be subject to any right of future recoupment in favor of FEIM and FEAC.

In addition, as of the Effective Date, the seventh paragraph under “Distribution of Fund Shares” on page 23 of the Statement of Additional Information is replaced with the following:

The Fund will pay the Distributor Rule 12b-1 fees at the annual rate of up to 0.25% of the average daily net assets of the Fund’s outstanding Class A Shares to cover expenses incurred by the Distributor for providing shareholder liaison services, including assistance with subscriptions and other shareholder questions on Class A Shares, as well as a distribution fee, which may be used to cover expenses incurred by the Distributor for providing sales and promotional activities under the Fund’s Rule 12b-1 Plan, including the printing and distribution of sales literature and prospectuses sent to prospective investors. Authorized dealers to whom substantially the entire sales charge is reallowed may be deemed to be underwriters, according to the definition under the 1933 Act. Pursuant to the Distribution and Services Agreement between the Distributor and the Fund, the Fund agrees to indemnify the Distributor against certain liabilities under the 1933 Act. Any distribution-related (Rule 12b-1) fee may be used in whole or in part to finance distribution activities, including sales compensation, and/or shareholder account liaison and servicing activities.

As of the Effective Date, the last paragraph under “The Fund’s Investment Objective and Strategies-Investment Strategies” on page 24 of the Prospectus is replaced with the following:

The Fund will invest primarily in senior-secured assets (as measured against the Managed Assets), which the Adviser and the Subadviser (together, the “Advisers”) believe will provide attractive downside protection compared to other high-yield fixed income investments.

Capitalized terms used and not otherwise defined in this Supplement have the meaning given them in the Prospectus or Statement of Additional Information, as applicable.

Investors Should Retain this Supplement for Future Reference